April 10, 2020

Pablo Legorreta
Chief Executive Officer
Royalty Pharma plc
110 East 59th Street
New York, New York 10022

       Re: Royalty Pharma plc
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 27, 2020
           CIK No. 0001802768

Dear Mr. Legorreta:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

If we were determined to be an investment company under the U.S. Investment Company Act of
1940, page 34

1. With reference to prior comment 28, please provide us with a legal analysis of the impact of the company's intent to be treated as a PFIC on the company's status under the
       Investment Company Act.
 Pablo Legorreta
FirstName LastNamePablo Legorreta
Royalty Pharma plc
Comapany NameRoyalty Pharma plc
April 10, 2020
Page 10,
April 2 2020 Page 2
FirstName LastName
2. We refer to your disclosure in the last sentence on page 34 indicating that your subsidiaries that are so engaged rely on Section 3(c)(5)(A) of the U.S. Investment
         Company Act, which, "as interpreted by the SEC staff, requires each such subsidiary to invest" at least 55% of its assets in notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services. In order to conform with the staff's position, please revise this statement to clarify that "according to certain SEC staff interpretations," this provision "generally may be available to an issuer who invests" at least 55% of its assets in notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services. Please make any additional changes that would be required in order to conform to this characterization of the staff's position.
Ibrance, page 138

3. Please further revise your disclosure in response to prior comment 27 to disclose a royalty rate range for Ibrance and for PT027.
Director and Executive Compensation, page 152

4. Although we note you have disclosed on page 152 the Operating and Personnel Payments incurred during the year ended December 31, 2019, our prior comment 31 requested analysis explaining why you do not include Regulation S-K Item 402 disclosure for fiscal
         2019. This would include an analysis of whether all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers designated under paragraph
         (a)(3) of Item 402, and directors covered by paragraph (k) of Item 402, by any person for all services rendered in all capacities to the registrant and its subsidiaries, unless otherwise specifically excluded from disclosure in Item 402, should be disclosed. Please update us with your analysis in that regard and update your disclosure as appropriate. Please also provide us with additional analysis on your position as to whether such Item 402 disclosure would be required in filings for future periods.
Security Ownership of Certain Beneficial Owners and Management, page 161

5. Please revise to identify the natural persons with voting and/or dispositive control of the shares held by all entities listed in your tables on page 162. Capital Structure, page 164

6. Please disclose the purpose of the Class R redeemable shares and disclose whether those shares will be redeemable at nominal value or otherwise.
Signatures, page II-4

7. Please refer to Instruction 1 to Signatures to Form S-1 and include the signature of your authorized representative in the United States, or advise.
 Pablo Legorreta
Royalty Pharma plc
April 10, 2020
Page 3

        You may contact Christine Torney at (202) 551-3652 or Angela Connell at
(202) 551-
3426 if you have questions regarding comments on the financial statements and related matters.
Please contact Tim Buchmiller at (202) 551-3635 or Joseph McCann at (202) 551-6262 with any other questions.



                                                          Sincerely,
FirstName LastNamePablo Legorreta
                                                          Division of
Corporation Finance
Comapany NameRoyalty Pharma plc
                                                          Office of Life
Sciences
April 10, 2020 Page 3
cc:       Marcel Fausten, Esq.
FirstName LastName